PARADIGM OPPORTUNITY FUND (PFOPX)

Fund Facts

Objective:
The Fund seeks long-term capital appreciation.

Strategy:
The Fund Adviser primarily invests its assets in common stocks of U.S. companies whose market capitalizations fall within the range of $25 million to $2 billion that the Adviser believes have the potential for capital appreciation.

Investor Profile:
The Fund may be suitable for investors seeking: 1) long-term growth of capital, 2) exposure to small-capitalization companies

Portfolio Management:
John Walthausen, CFA, Senior Vice President of Paradigm Capital Management, Inc., serves as portfolio manager of the fund. Mr. Walthausen is looking for opportunity and he will use his range of small cap expertise to find opportunity appropriate to current market conditions. The techniques include at times, holding higher cash positions when opportunities are limited, as well as disciplined stock selection.

Fund Statistics

(as of March 31, 2005)

Inception Date:	January 3, 2005
Ticker:	PFOPX
Cusip:	69901E203
Management Fees:	2.00%
12b-1 Distribution Fees:	None
Sales Load:	None
Redemption Fees:	None
Minimum Investment:	Regular Account: $25,000 IRA Account: $1,000
Minimum Subsequent Investment:	$100
Total # of holdings	18
Net Assets ($millions)	$1.05
NAV	$20.19

Sector Allocation

(Portfolio Holdings as of March 31, 2005)



Auto & Transporation 0%
Utilities 19%
Technology 4%
Other Energy 0%
Producer Durables 0%
Other 5%
Materials & Processing 21%
Intergrated Oils 0%
Healthcare 6%
Financial Svcs 9%
Consumer Staples 0%
Consumer Discr. 36%

Sector allocations are based upon the Russell sector scheme and represent a % of the common stock held

Allocation is subject to change and may not be representative of current or future holdings

Top 10 Holdings

(as of March 31, 2005)

LESCO, Inc.	4.0%
21st Century Insurance Group	4.0%
Pre-Paid Legal Services, Inc.	3.2%
CSS Industries, Inc.	3.2%
Cadmus Communications Corporation	3.0%
Factory Card & Party Outlet Corp.	2.9%
Bioscrip Inc	2.8%
Leap Wireless Inernational, Inc.	2.7%
Telephone and Data Systems, Inc.	2.7%
Exide Technologies	2.5%
% of Net Assets	30.9%

Holdings are subject to change and may not be representative of current or future holdings

Performance Return Summary

(A) **Total Return and Performance for the periods ended March 31, 2005.**

	1Q05 (B)	*Since Inception (1/3/05)* (B)
Paradigm Opportunity Fund	0.95%	0.95%
Russell 2000® Value Index (C)	-3.98%	-3.98%

(A) Total return includes change in share prices and in each case includes reinvestment of any dividends and capital gain distributions.

(B) Non-annualized return

(C) The Russell 2000 ® Value Index is an unmanaged index of small-capitalization stocks with lower price-to-book ratios and lower forecasted growth values than the total population of small-capitalization stocks whose composition is different from the Fund.

Past Performance Does Not Guarantee Future Results. Investment Return And Principal Value Will Fluctuate So That Shares, When Redeemed, May Be Worth More Or Less Than Their Original Cost. Returns Do Not Reflect The Deduction Of Taxes That A Shareholder Would Pay On Fund Distributions Or The Redemption Of Fund Shares.

As is the case with most investments, you may lose money by investing in the Fund. The Fund invests in companies that appear to be "undervalued" in the marketplace (i.e., trading at prices below the company's true worth). If the Fund's perceptions of value are wrong, the securities purchased may not perform as expected, reducing the fund's return. The fund invests in smaller companies (less than $2 billion market capitalization). Smaller companies can be riskier investments than larger companies.

Not FDIC-Insured. May Lose Value. No Bank Guarantee.
This report must be preceded or accompanied by a prospectus containing more detail including information on risks, fees, sales charges and expenses.
Please contact Paradigm Capital Management, Inc. at 1-800-239-0732. Please read it carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.
Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing.